Exhibit 99.1

GRUPO TMM COMPANY CONTACTS:

AT DRESNER CORPORATE SERVICES:

Brad Skinner, Senior Vice President	Kristine Walczak (general investors, analysts and media)
Investor Relations	(kwalczak@dresnerco.com)
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)

Marco Provencio
Media Relations, Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

TMM ANNOUNCES MAJORITY SUPPORT FOR PROPOSED
RESTRUCTURING OF ITS OUTSTANDING BONDS

(Mexico City, January 12, 2004) — Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”) announced today that it has received voting agreements executed by holders of approximately 64% of the aggregate outstanding principal amount  of its 9½ percent Notes due 2003 and its 10¼ percent Senior Notes due 2006 (together, the “Existing Notes”).  As previously announced, bondholders who execute voting agreements agree to support the restructuring proposed by Grupo TMM and agreed upon with the Ad Hoc Bondholders’ Committee, subject to the terms and conditions of the voting agreements.

As announced on December 18, 2003, the voting agreements provide that the Company will implement the restructuring through a registered exchange offer of new Senior Secured Notes due 2007 for the Existing Notes, together with a consent solicitation to amend the indenture governing any untendered Senior Notes due 2006.  If the conditions to the exchange offer are not met or waived, the restructuring will be implemented through a prepackaged plan in the United States or, if the Company elects, in Mexico.

The voting agreements became effective upon execution by holders of a majority in aggregate principal amount of the outstanding Existing Notes.  As a result, the Company is proceeding with the restructuring on the terms set forth in the voting agreements.  In addition, within two business days, the Company will deposit into escrow approximately $21.1 million principal amount of the new Senior Secured Notes due 2007, for the benefit of holders who tender their Existing Notes in the exchange offer or, under certain circumstances, who have entered into voting agreements and are not in default thereunder.  These notes, which represent a 5 percent incentive payment for participation in the restructuring, will be released from the escrow to eligible holders of Existing Notes upon completion of the restructuring, or earlier in certain circumstances.

Questions regarding the proposed restructuring should be directed to Martin F. Lewis and Ronen Bojmel at Miller Buckfire Lewis Ying & Co., LLC, the Company’s financial advisor, or Alan D. Fragen and Oscar A. Mockridge of Houlihan Lokey Howard & Zukin Capital, the Ad Hoc Bondholders’ Committee’s financial advisor.  Akin Gump Strauss Hauer & Feld LLP is legal counsel to the Ad Hoc Bondholders’ Committee.

-more-

Martin F. Lewis	Ronen Bojmel
Miller Buckfire Lewis Ying & Co., LLC	Miller Buckfire Lewis Ying & Co., LLC
250 Park Avenue	250 Park Avenue
New York, New York 10177	New York, New York 10177
Telephone: (212) 895-1805	Telephone: (212) 895-1807
Email: martin.lewis@mbly.com	Email: ronen.bojmel@mbly.com

and
Alan D. Fragen	Oscar A. Mockridge
Houlihan Lokey Howard & Zukin Capital	Houlihan Lokey Howard & Zukin Capital
1930 Century Park West	685 Third Avenue
Los Angeles, California 90067	New York, New York 10017
Telephone: (310) 788-5338	Telephone: (212) 497-4175
Email: afragen@hlhz.com	Email: omockridge@hlhz.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The exchange offer and consent solicitation, when made, will not be made to, nor will tenders be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction in which the making of exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  In any jurisdiction where securities, blue sky laws or other laws require exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offer and consent solicitation will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made.  Actual results could differ materially from those included in such forward-looking statements.  Readers are cautioned that all forward-looking statements involve risks and uncertainty.  The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM’s pending claim for a refund of certain value added taxes; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure  or refinance its indebtedness.  These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

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